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                              October 27, 2020

       Roberto Ardagna
       Chief Executive Officer
       Investindustrial Acquisition Corp.
       Suite 1, 3rd Floor, 11-12 St James's Square
       London SW1Y 4LB
       United Kingdom

                                                        Re: Investindustrial
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 20,
2020
                                                            File No. 333-249462

       Dear Mr. Ardagna:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Principal Shareholders, page 151

   1. We note your response to prior comment 1. Please revise your disclosure to identify the members of the board of
directors of your sponsor's general partner, Acquisition Corp. GP
                                                        Limited.
       Exhibits

   2. We note that your warrant agreement filed as Exhibit 4.4 includes an exclusive forum provision. We also note
that the provision states that it will not apply to suits brought to enforce any liability
or duty created by the Exchange Act or any other claim for which the
 Roberto Ardagna
Investindustrial Acquisition Corp.
October 27, 2020
Page 2
       federal district courts of the United States of America are the sole and exclusive forum.
       Please disclose this exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act. If so, please also include related risk factor disclosure. If this provision does not apply to actions arising under the
       Securities Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.
       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameRoberto Ardagna
                                                              Division of
Corporation Finance
Comapany NameInvestindustrial Acquisition Corp.
                                                              Office of Energy
& Transportation
October 27, 2020 Page 2
cc:       Cedric Van den Borren
FirstName LastName